Jiangsu Expressway Company Limited
File No. 82-34677

DEWEY BALLANTINE LLP

AMERICAN & INTERNATIONAL LAWYERS
SUITE 701
EDINBURGH TOWER, THE LANDMARK
15 QUEEN'S ROAD CENTRAL
HONG KONG
TEL 852 2509-7000 FAX 852 2509-7088

RESIDENT PARTNERS
JOHN A. OTOSHI
DAVID T. ZHANG

MEMBERS OF THE NEW YORK BAR

02060529

SUPPL

December 11, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated October 17, 2002, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Dewey Ballantine by telephone at (852) 2509-7038 or by facsimile at (852) 2509-7088.

dlw 12/18

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

Benjamin Su

Enclosures

cc (w/o encl.):

Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

Janet Cheung, Esq.
Richards Butler

David T. Zhang, Esq.
Dewey Ballantine LLP

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibit 32 is furnished herewith. Exhibits 1 through 28 and 29 through 31 were previously furnished to the Securities and Exchange Commission on July 2, 2002 and October 17, 2002, respectively.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001

13. Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001

14. Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001

15. Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext Announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity interests in Jiangsu Zulin – dated May 29 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

31. Interim Report for the six months ended June 30, 2002 dated August 27, 2002

32. 2002 Third Quarterly Report dated October 30, 2002

Exhibit 32

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

2002 Third Quarterly Report

Important: The board of directors of Jiangsu Expressway Company Limited confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Results for Listed Companies issued by the China Securities Regulatory Commission. The report is published simultaneously in the People's Republic of China and Hong Kong. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Although not required by the China Securities Regulatory Commission, the Company has also included in this announcement the relevant financial information prepared in accordance with International Accounting Standards. The net revenue and net profit of the Group, prepared in accordance with International Accounting Standards for the nine months ended 30th September 2002, amounted to RMB1,633,832,000 and RMB672,474,000 respectively. Shareholders of the Company and public investors should be aware of investment risks when trading in shares.

This announcement is made pursuant to the disclosure obligation under Paragraph 2(2) of Appendix 7I of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial information of the Company for the third quarter has not been audited.

I CORPORATE INFORMATION

(1) Corporate information

1. Stock Exchange on which A Shares of the Company are listed:	Shanghai Stock Exchange
Stock Name of A Shares:	寧滬高速
Stock Code of A Shares:	600377
Stock Exchange on which H Shares of the Company are listed:	The Stock Exchange of Hong Kong Limited
Stock Name of H Shares:	Jiangsu Expressway
Stock Code of H Shares:	0177
2. Secretary to the Board of Directors:	Yao Yong Jia
Telephone:	86-25-4469332
Securities Officers:	Jiang Tao, Lou Qing, Bian Qing Mei
Telephone:	86-25-4200999-4706, 4705
Correspondence address:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC
Fax:	86-25-4466643
E-mail Address:	nhgs@public1.ptt.js.cn

(2) Major Financial Data and Indices

Jiangsu Expressway Co., Ltd. ("the Company"), Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng Co."), Nanjing Shuangshilou Hotel Co., Ltd. and Jiangsu Nanjing-Shanghai Investment Development Co., Ltd. ("Investment Co.") are collectively referred to as the "Group". The consolidated financial statements of the Group include those of the Company and its subsidiaries and also incorporate the Group's interest in associates.

The major financial data and indices of the consolidated financial statements that have been prepared in accordance with PRC Accounting Standards are as follows (unaudited):

Table 1 *RMB'000*

Items	**30 September 2002**	**31 December 2001**
Shareholders' equity (excl. minority interests)	14,104,817	13,470,559
Net asset per share	RMB2.80	RMB2.67
Adjusted net asset per share	RMB2.79	RMB2.67

Table 2 *RMB'000*

Items	**Jan to Sept 2002**	**Jan to Sept 2001**
Net profit	636,531	584,089
Net profit after extraordinary items	639,190	511,658
Return on net assets (%)	4.51	4.20
Earnings per share	0.1264	0.1159

Table 3: The nature and amounts of extraordinary items deducted during the reporting period

RMB'000

Items	Jan to Sept 2002	Jan to Sept 2001
Income tax refund	—	77,350
Non-operating income	12,703	6,639
Non-operating expenses	(7,392)	(4,702)
Amortisation of long-term equity investment differences	(6,217)	(6,217)
Income tax	(1,753)	(639)
	(2,659)	72,431

Impact of IAS adjustments on consolidated profit after tax and minority interests/shareholders'equity

The Group has prepared a separate set of statutory accounts in accordance with PRC Accounting Standards ("PRC GAAP"). Differences between PRC GAAP and IAS resulted in differences in the reported balances of shareholders' equity and profit after taxation and minority interests of the Group which are summarised and explained as follows:

	Consolidated profit after taxation and minority interests		Shareholders' equity	
	From 1 January to 30 September 2002	From 1 January to 30 September 2001	30 September 2002	31 December 2001
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
As stated in statutory accounts	636,531	584,089	14,104,817	13,470,559
IAS adjustment:				
- Amortisation of land use right	23,347	27,690	60,267	36,920
- Valuation, depreciation and amortisation of property, plant and equipment	27,601	23,047	(1,590,551)	(1,618,152)
- Loss on disposal of staff housing	—	—	(8,237)	(8,237)
- Deferred taxation	(5,537)	(9,138)	(19,888)	(14,351)
- Interest on hold-to-maturity investment	(7,077)	—	—	7,077
- Dividends proposed in subsequent period	—	—	—	629,718
- Others	(2,391)	—	(118)	—
As stated in financial report prepared under IAS	672,474	625,688	12,546,290	12,503,534

II. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

(1) Changes in Share Capital

During the reporting period, there has been no change in the total number of shares or in the shareholding structure.

(2) Number of Shareholders at the End of the Reporting Period

As at 30th September 2002, there were 30,926 shareholders registered on the register of members of the Company, among whom 29,005 were domestic shareholders and 1,921 were foreign shareholders.

(3) Shareholding of Major Shareholders

A. As at 30th September 2002, the top ten shareholders of the Company recorded on the register of the Company were as follows:

Rank	Name of shareholder	Number of shares held at the end of the period	Change in shareholding (+/-)	Shareholding proportion in the share capital (%)	Category of shares
1	Jiangsu Communications Holding Company Limited	2,781,743,600	—	55.22	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	—	11.86	State-owned Legal Person Shares
3	The Capital Group Companies Inc.	154,696,000	—	3.07	H Shares
4	Huaxia Securities Company	16,660,000	—	0.33	Social Legal Person Shares
5	Yinhe Securities Company Limited	15,025,586	-2,326,236	0.30	A Shares
6	Shenyin Wanguo Securities Stock Company Limited	14,450,000	—	0.29	Social Legal Person Shares
7	Winner Glory Development Ltd.	12,000,000	—	0.24	H Shares
8	Jiangsu Xinsu Investment Management Company	8,484,000	—	0.17	Social Legal Person Shares
9	Tai Gang Bu Xiu	6,957,715	6,957,715	0.14	A Shares
10	Jiangsu Huiyuan Real Estate Development Industrial Company	6,200,000	—	0.12	Social Legal Person Shares

Notes:

i. So far as the Company is aware, the top ten shareholders of the Company are not connected to each other;

ii. During the reporting period, the Company has not been notified of any pledge, moratorium or entrustment of the shares held by legal person shareholders holding 5% or more of the shares;

iii. During the reporting period, none of the strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of placing of new shares;

(4) During the reporting period, there has been no change in the controlling shareholders.

III. STATUS OF OPERATIONS AND ANALYSIS

(1) The Company's principal operations during the reporting period

The Company is principally engaged in the investment, construction, operation and management of Shanghai-Nanjing Expressway and other expressways within Jiangsu Province. The Company also provides passenger transport and other ancillary services along these expressways (including petroleum stations, food catering, retail operations, automobile repair, advertising and accommodation).

Status of the Company's assets:


Jiangsu Expressway Company Limited
Jiangsu Section of Shanghai - Nanjing Expressway (100%)
Nanjing Section of Nanjing - Lianyungang Highway (100%)
Jiangsu Yangtze Bridge Co., Ltd. (26.66%)
Suzhou Sujiahang Expressway Co., Ltd. (33.33%)
Jiangsu Nanjing-Shanghai Investment Development Co., Ltd. (95%)
Jiangsu Section of Nanjing - Shanghai Class 2 Highway (100%)
Jiangsu Guangjing-Xicheng Expressway Co., Ltd. (85%)
Jiangsu Kuailu Bus Transportation Co., Ltd. (33.2%)
Nanjing Shuangshilou Hotel Co., Ltd. (95.05%)
Shanghai Zhongjiao Haide Transport Technology Co., Ltd. (35.71%)

The third quarter of 2002 marked a period of rapid growth for the Company's income from principal operations and for its operating results. Driven by continued economic growth in the region and robust development of the private car market, traffic flow in expressways increased significantly, bringing new development opportunities to the Company's core business, as well as putting in focus the intrinsic profit potential of our strategically located expressways.

Building on the positive operating conditions in the first half of the year, traffic volume and toll revenues of Shanghai-Nanjing Expressway, Guangjing Expressway, Xicheng Expressway and Jiangyin-Yangtze Bridge showed steady growth and achieved once again record-high levels.

Average daily traffic volumes and average daily toll revenues of various expressways and bridges for the nine months ended 30th September 2002 were as follows:

Expressway or bridge operation	Average daily traffic volume *(vehicle/day)*	Increase/ decrease as compared to the corresponding period last year *(%)*	Average daily toll revenue *(RMB'000/day)*	Increase/ decrease as compared to the corresponding period last year *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	24,796	20.20	3,843.3	24.3
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	41,066	-3.03	671.2	9.10
Nanjing Section of Nanjing-Lianyungang Highway	9,944	8.76	143.9	7.21
Guangjing Expressway	18,632	45.75	326.6	44.43
Xicheng Expressway	16,323	42.09	434.6	47.53
Jiangyin-Yangtze Bridge	20,150	32.28	974.9	44.74

In addition to expressway and bridge operations, other investment projects which the Company operated achieved good operating results. The operation of Jiangsu Kuailu Bus Transportation Co., Ltd. has been expanded to the northern part of Jiangsu. For the nine months ended 30th September 2002, operating income achieved was RMB81,034,000, a 4.09% increase as compared to the corresponding period last year.

In accordance with PRC Accounting Standards, the Group's operating income for the nine months ended 30th September 2002 amounted to approximately RMB1,715,860,000, representing a 24.31% year-on-year growth. Net income after related tax charges grew 24.32% to approximately RMB1,633,832,000.

The breakdown on revenues and their percentages are as follows:

Items	Revenue from January to September 2002 *(RMB'000)*	Percentage of total revenue *(%)*	Increase over corresponding period last year *(%)*
Toll revenue of Shanghai-Nanjing Expressway	1,047,652	61.06	24.30
Toll revenue of Nanjing-Shanghai Class 2 Highway	183,232	10.68	9.10
Toll revenue of the Nanjing Section of Nanjing-Lianyungang Highway	39,286	2.29	7.21
Toll revenue of Guangjing Expressway	89,154	5.20	44.43
Toll revenue of Xicheng Expressway	118,655	6.91	47.53
Revenue from other operations	237,881	13.86	21.43
Total	1,715,860	100.00	24.31

Operations in the nine months ended 30th September witnessed steady growth in the Company's principal businesses, smooth progress in our investment projects and a stable operating environment, all of which have created a favourable setting for achieving the profit target and maintaining stable growth in the Company's full-year operating results.

Meanwhile, with an aim to maintain excellent quality and operation of its expressways, the Company is committed to applying scientific expressway maintenance measures. In 2002, the Company has carried out in a substantial manner the road-surface dilution-overlay works programme, a new maintenance technology, along the Shanghai-Nanjing Expressway as a preventive maintenance programme. Effective results were obtained for the programme.

(2) Investments

The Company's acquisition of a 33.33% stake in Suzhou Sujiahang Expressway Co., Ltd. ("Sujiahang Co.") and its investment as a shareholder in Shanghai Zhongjiao Haide Transport Technology Co., Ltd. were completed in the previous reporting period. Details of the relevant investments were disclosed in the Company's 2002 interim report.

At the eighth meeting of the third session of the Board of Directors of the Company, the establishment of Investment Co. in equity joint venture with Suzhou Municipal Investment Company was approved. During the period, the business registration of Investment Co. was completed with Mr. Chen Xianghui, General Manager and a Director of the Company, acting as its legal representative. Investment Co. was formed with a registered capital of RMB100 million towards which amount the Company contributed RMB95 million for a 95% stake and Suzhou Municipal Investment Company contributed RMB5 million for the remaining 5% stake. The Company's investment was funded by internal resources.

Engaged mainly in investment in infrastructure facilities, industries and property investments, Jiangsu Investment shall conduct analyses and studies on transport-related industries as well as other businesses to identify suitable investment opportunities and incubation projects, and is expected to make profit contribution to the Company in the longer term.

(3) Operating results during the reporting period and financial position at the end of the period prepared in accordance with PRC Accounting Standards

A. Operating results

(1) Income from principal operations, profit from principal operations and net profit

RMB'000

Items	From January to September 2002	From January to September 2001	Increase / Decrease (%)
Income from principal operations	1,477,979	1,189,987	24.20
Profit from principal operations	971,380	785,994	23.59
Net profit	636,531	584,089	8.98

Note: The increase in income from principal operations and profit from principal operations were mainly attributable to the fact that the Group's expressways benefited from the robust growth trend of the PRC's economy, the good locations of these expressways and the continued growth of traffic flow on these expressways.

(2) Proportion of revenue and expenses to total profit

Items	Amount *(RMB'000)*		Proportion to total profit *(%)*		Increase / Decrease
	From January to September 2002	From January to June 2002	From January to September 2002	From January to June 2002	%
Profit from principal operations	971,380	631,071	101.80	102.00	(0.20)
Profit from other operations	39,160	15,033	4.10	2.43	1.67
Administrative expenses	(96,675)	(62,224)	(10.13)	(10.06)	(0.07)
Finance costs	(1,758)	2,084	(0.18)	0.34	(0.52)
Gain on investments	36,826	28,601	3.86	4.62	(0.76)
Non-operating expenses, net	5,311	4,134	0.56	0.67	(0.12)
Total profit	954,244	618,699	100.00	100.00	—

B. The financial position of the Company

Items	Amount (RMB'000)		Proportion to the total assets		Increase / Decrease
	End of period	Beginning of period	End of period	Beginning of period	(%)
Cash and cash equivalents	686,370	775,623	4.52	5.20	(0.68)
Accounts receivables	29,221	17,132	0.19	0.11	0.08
Other receivables	73,589	21,265	0.48	0.14	0.34
Inventories	7,564	5,815	0.05	0.04	0.01
Fixed assets	11,302,542	11,527,171	74.39	77.29	(2.90)
Total assets	15,194,500	14,914,400	100.00	100.00	—

(4) Contingent or post-balance-sheet-date events

1. The Company has not been involved in any material litigation or arbitration during the period.

2. The Company did not provide any guarantee during the reporting period.

3. There is no significant post balance sheet event during the reporting period.

(5) Other significant matters

1. Impact of income tax

The cancellation of tax concessions had a definite impact on the Company's profitability. For the nine months ended 30th September 2002, the Company made income tax payment amounting to RMB304,972,000, equivalent to 193.72% of tax amount paid for the corresponding period last year. The impact of the cancellation of tax benefits was partly offset by the Company's enhanced business efforts to ensure stable growth in operating revenues.

2. Significant related parties transactions

i. The Company's acquisition of a 33.33% share capital in Sujiahang Co. from Jiangsu Communications Holdings Ltd.;

ii. The investment in Jiangsu Provincial Leasing Company Limited by Jiangsu Guangjing-Xicheng Expressway Co., Ltd., a subsidiary of the Company, and Jiangsu Yangtze Bridge Co., Ltd., an associate of the Company.

The aforesaid related parties transactions were disclosed in detail in the relevant related parties transaction announcements and the interim report.

3. **Performance of material contracts**

As at 30th September 2002, material contracts of the Company under performance include:

i. The US$9,800,000 loan transfer agreement with the Bank of China, Jiangsu Branch;

ii. The "Management Agreement in Relation to the Operation and the Maintenance of the Nanjing Section of Nanjing-Lianyungang Highway" entered into with Jiangsu Ninglian-Ningtong Highway Management Office;

4. **Entrusted investments**

The Company entered into an asset management agreement with Suzhou Investment Company for the investment of the Company's idle funds of RMB100 million. The agreement is effective from 1st June 2002 through 31st May 2003. The aforesaid entrusted investment was approved at the 11th meeting of the third session of the Board of Directors of the Company.

5. **ADR (Level I) Programme**

The Company's plan to launch Level I American Depositary Receipts ("ADR") of the Company was approved by the China Securities Regulatory Commission on 2nd August 2002 by virtue of the approval document Zheng Jian Guo He Zi (証監國合字) [2002] No. 22. The Company shall complete the launch procedures in strict accordance with relevant domestic as well as international laws, regulations and rules.

6. **Liquidation of Yicao Co.**

At the 13th meeting of the third session of the Board of Directors of the Company, the early termination of Yixing Yicao Highway Company Ltd. ("Yicao Co.") was approved. The Company has formed a working group for that purpose and liquidation of Yicao Co. is currently in process.

7. **Commitments**

During the period, neither the Company nor any of its shareholders interested in more than 5% of the Company' shares made any commitments that might affect the operating results or financial position of the Company.

IV. FINANCIAL REPORT

The Company's 2002 third quarterly financial report has not been audited.

(1) Summary of the consolidated financial statements of the Company prepared under the PRC Accounting Standards:

1. Condensed consolidated balance sheet (unaudited)

RMB'000

Items	Beginning of period	End of period
Current assets	949,222	922,840
Long-term investments	862,394	1,382,039
Fixed assets, net	11,527,171	11,302,542
Intangible assets and other assets	1,575,613	1,587,079
Total assets	14,914,400	15,194,500
Current liabilities	1,014,683	629,329
Long-term liabilities	297,813	61,495
Minority interests	131,345	398,858
Shareholders' equity	13,470,559	14,104,818
Total liabilities and shareholders' fund	14,914,400	15,194,500

2. Condensed consolidated income statement (unaudited)

RMB'000

Items	From July to September 2002	From January to September 2001
Income from principal operations	539,771	1,477,979
Profit from principal operations	340,309	971,380
Profit from other operations	24,128	39,160
Expenses	(38,293)	(98,433)
Investment income	8,225	36,826
Non-operating expenses, net	1,176	5,310
Taxation	(101,420)	(304,972)
Monority interests	(5,901)	(15,013)
Unrecognised investment loss	436	2,273
Net profits	228,660	636,531

(2) The Company's condensed consolidated financial statements prepared under IAS are as follows:

1. Condensed Consolidated Balance Sheet as at 30th September 2002 (Unaudited)

	30th September 2002 (unaudited)	31st December 2001 (audited)
	RMB'000	*RMB'000*
ASSETS		
Non-current assets		
Property, plant and equipment	9,765,306	9,903,191
Land use rights	1,585,927	1,610,256
Investment in associates	1,309,491	702,172
Long-term receivables, net of current portion	—	73,157
Intangible assets	72,548	79,155
Total non-current assets	12,733,272	12,367,931
Current assets		
Inventories	7,564	5,815
Prepaid tax	—	3,482
Due from related parties	2,100	997
Prepayments and other receivables	78,860	56,615
Current portion of long-term receivables	47,812	7,910
Short-term investments	100,000	116,311
Cash and cash equivalents	686,370	775,623
Total current assets	922,706	966,753
TOTAL ASSETS	13,655,978	13,334,684
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Share capital	5,037,748	5,037,748
Reserves	7,508,542	7,465,786
Total shareholders' equity	12,546,290	12,503,534
Minority interests	398,977	378,845
Non-current liabilities		
Long-term bank loans, non-current portion	61,495	50,313
Deferred tax liabilities	19,888	14,351
Total non-current liabilities	81,383	64,664

Current liabilities		
Short-term bank loans	280,000	210,000
Current portion of long-term bank loans	6,822	4,703
Payables on construction projects	89,160	68,041
Other payables	90,874	92,228
Provision for tax	76,893	—
Dividends payable	85,579	12,669
Total current liabilities	629,328	387,641
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	13,655,978	13,334,684

2. **Condensed Consolidated Income Statement (Unaudited)**

	For the nine months ended 30th September	
	2002 (unaudited)	**2001 (unaudited)**
	RMB'000	*RMB'000*
Revenue, net	1,633,832	1,314,244
Operating cost	(626,336)	(512,970)
Gross profit	1,007,496	801,274
Administrative expenses	(42,683)	(39,961)
Profit from operations	964,813	761,313
Finance income	3,074	7,279
Income of Short-term investments	4,288	3,996
Share of profits from investments under equity method	30,621	20,909
Others, net	5,425	1,807
Profit before taxation and minority interests	1,008,221	795,304
Income tax expense — Group	(310,509)	(150,581)
— Associates	(10,105)	(6,900)
	(320,614)	(157,481)
Profit after taxation but before minority interests	687,607	637,823
Minority interests	(15,133)	(12,135)
Net profit for the period	672,474	625,688
Dividends	—	—
Earnings per share		
— Basic	RMB0.1335	RMB0.1242
— Diluted	Not applicable	Not applicable

3. Condensed Consolidated Statement of Changes In Equity (Unaudited)

From 1st January to 30th September 2002
RMB'000

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Unappropriated profit	Total
Balance as at 1st January 2002	5,037,748	5,730,454	293,780	146,891	1,294,661	12,503,534
Dividends declared after 31st December 2001	—	—	—	—	(629,718)	(629,718)
Consolidated profit after taxation and minority interests	—	—	—	—	672,474	672,474
Balance as at 30th September 2002	5,037,748	5,730,454	293,780	146,891	1,337,417	12,546,290

From 1st January to 30th September 2001
RMB'000

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Unappropriated profit	Total
Balance as at 1st January 2001	5,037,748	5,730,454	215,694	107,848	1,023,947	12,115,691
Dividends declared after 31st December 2000	—	—	—	—	(453,397)	(453,397)
Consolidated profit after taxation and minority interests	—	—	—	—	625,688	625,688
Balance as at 30th September 2001	5,037,748	5,730,454	215,694	107,848	1,196,238	12,287,982

(3) Notes to the financial statements

1. There are no material changes in accounting policies or accounting estimations when compared with the previous report.

2. During the reporting period, there have been changes to the scope of consolidation of financial statements. Investment companies which are subsidiaries of the Company have been included in the consolidated financial statements.

3. The accounting policies adopted in this quarterly report are the same as those adopted in the annual report.

4. There are no subsidiaries of the Company whose accounts have not been consolidated.

By order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC
29th October 2002

Please also refer to the published version of this announcement in South China Morning Post.